UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Induced Warrant Exercise Transaction

On February 10, 2026, Evogene Ltd. (“Evogene” or the “Company”) entered into an inducement offer letter agreement (the “Inducement Letter”) with the holder (the “Holder”) of 3,384,616 of the Company’s existing warrants (the “Existing Warrants”) to purchase 3,384,616 of the Company’s ordinary shares, par value NIS 0.2 per share (“ordinary shares”). The Existing Warrants are comprised of (i) 1,692,308 Series A Ordinary Share Purchase Warrants to purchase up to 1,692,308 ordinary shares, which had a five-year exercise term and an exercise price of $3.55 per share (the “Series A Warrants”), and (ii) 1,692,308 Series B Ordinary Share Purchase Warrants to purchase up to 1,692,308 ordinary shares, which had an 18-month exercise term and an exercise price of $3.55 per share (the “Series B Warrants”), all of which were issued in a private placement completed on August 26, 2024.

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the Existing Warrants to purchase all 3,384,616 underlying ordinary shares at a reduced exercise price of $1.00 per share, in consideration of the Company’s agreement to issue to the Holder 5,076,924 new ordinary share purchase warrants (the “New Warrants”) to purchase up to an aggregate of 5,076,924 ordinary shares (the “New Warrant Shares”), which New Warrants will have the terms described below. The Company expects to receive aggregate gross proceeds of approximately $3.4 million from the exercise of the Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company.

The Company has engaged A.G.P./Alliance Global Partners (the “Advisor”) to act as its exclusive advisor in connection with the transactions contemplated by the Inducement Letter and has agreed to pay the Advisor a cash fee equal to 7.0% of the aggregate gross proceeds received from the Holder’s exercise of the Existing Warrants. In addition, the Company has also agreed to reimburse the Advisor for documented, accountable legal expenses incurred by A.G.P. in connection with the transaction, up to a maximum amount of $20,000.

The closing of the transactions contemplated pursuant to the Inducement Letter is expected to occur on or about February 11, 2026 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds from the transaction for general corporate purposes.

The resale of the ordinary shares underlying the Existing Warrants has been registered pursuant to an existing resale registration statement on Form F-1 (File No. 333-282218), which was declared effective by the Securities and Exchange Commission (the “SEC”) on September 27, 2024 (as amended by post-effective amendments declared effective on April 2, 2025 and November 19, 2025).

The Company has agreed to file a registration statement on Form F-3 (or other appropriate form if the Company is not then Form F-3 eligible) to register the resale of the New Warrant Shares issued or issuable upon the exercise of the New Warrants (the “Resale Registration Statement”) within 50 calendar days of the date of the Inducement Letter, and to use commercially reasonable efforts to have such Resale Registration Statement declared effective by the SEC within 80 calendar days following the date of the Inducement Letter (or within 110 calendar days following the date of the Inducement Letter in case of a “full review” of the Resale Registration Statement by the SEC) and to keep the Resale Registration Statement effective at all times until the Holder of the New Warrants does not own any New Warrants or New Warrant Shares. In the Inducement Letter, the Company agreed not to issue any ordinary shares or ordinary share equivalents or to file any other registration statement with the SEC (in each case, subject to certain exceptions) for 45 days following the Closing Date (which 45-day period is expected to run through March 28, 2026). Subject to certain exceptions, the Company also agreed not to effect or agree to effect any Variable Rate Transaction (as defined in the Inducement Letter) within six months following the Closing Date (subject to certain exceptions). Among the exceptions identified to both such limitations is any “At-the-market” offering that may be effected via the Advisor beginning 15 days following the Closing Date.

The New Warrants and the New Warrant Shares are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Holder has represented that it is an accredited investor as defined in Rule 501 of the Securities Act and has acquired such securities for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The issuance of the New Warrants and the New Warrant Shares has not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Terms of the New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the Series A-1 Warrants and Series B-1 Warrants (each, as defined below), the forms of which are furnished as Exhibit 10.2 and Exhibit 10.3, respectively, to this Report and which are incorporated herein by reference. The following description of the New Warrants is qualified in its entirety by reference to such exhibits.

Duration and Exercise Price

The New Warrants shall be comprised of Series A-1 Ordinary Share Purchase Warrants (the “Series A-1 Warrants”) and Series B-1 Ordinary Share Purchase Warrants (the “Series B-1 Warrants”). Both Series A-1 Warrants and Series B-1 Warrants will have an exercise price equal to $1.25 per share. The Series A-1 Warrants will be exercisable beginning upon the Closing Date and will have a term of five years. The Series B-1 Warrants will be exercisable upon the Closing Date and will have a term of 18 months. The exercise price and number of New Warrant Shares issuable upon exercise of the New Warrants is subject to appropriate adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Company’s ordinary shares.

Exercisability

The New Warrants will be exercisable, at the option of the Holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise. The Holder (together with its affiliates) may not exercise any portion of the New Warrants to the extent that the Holder would own more than 4.99% of the outstanding ordinary shares immediately after exercise.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of the Holder’s ownership of ordinary shares, the Holder of New Warrants does not have the rights or privileges of a holder of ordinary shares, including any voting rights or the right to receive cash dividends, until the Holder exercises the New Warrants.

Fundamental Transactions

If at any time the New Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the New Warrants), the Holder of the New Warrants will be entitled to receive, the number of ordinary shares of the successor or acquiring corporation or of the Company, if the Company is the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction by a holder of the number of ordinary shares for which the New Warrants are exercisable immediately prior to the Fundamental Transaction. As an alternative, and at the Holder’s option, in the event of a Fundamental Transaction, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), the Company shall purchase the unexercised portion of the New Warrants from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined in the New Warrants) of the remaining unexercised portion of the New Warrants on the date of the consummation of such Fundamental Transaction.

Waivers and Amendments

The New Warrants may be modified or amended, or the provisions of the New Warrants waived, with the Company’s and the Holder’s written consent.

The forms of Inducement Letter, the Series A-1 Warrants and the Series B-1 Warrants are attached as Exhibits 10.1, 10.2 and 10.3, respectively. The description of the terms of the Inducement Letter and the New Warrants are not intended to be complete and are qualified in its entirety by reference to such exhibits. The Inducement Letter contains customary representations, warranties and covenants by the Company which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

On February 10, 2026, Evogene issued a press release announcing the induced warrant exercise transactions. A copy of that press release serves as Exhibit 99.1 to this Report.

Cautionary Note Regarding Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but the events described in forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the closing of the transaction is expected to occur on or about February 11, 2026. In fact, the closing of the transaction is subject to various conditions and contingencies as are customary in similar agreements in the United States. If these conditions are not satisfied or the specified contingencies are triggered, this transaction may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

The contents of this Report are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-277565) and Form S-8 (File Nos. 333-193788, 333-201443, 333-203856, 333-259215, and 333-286197), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
10.1	Inducement Letter between Evogene and the Holder, dated February 10, 2026.
10.2	Form of Series A-1 Warrant.
10.3	Form of Series B-1 Warrant.
99.1	Press release issued by Evogene on February 10, 2026 announcing the induced warrant exercise transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: February 11, 2026	By:	/s/ Yaron Eldad
Yaron Eldad
Chief Financial Officer